                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-18815

NOTIFICATION OF LATE FILING

(Check One)
         [ X ] Form 10-K  [  ] Form 20-F  [   ] Form 11-K

         [     ] Form 10-Q   [  ] Form N-SAR  [  ] Form N-CSR

         For Period Ended:  May 31, 2005

         [   ]  Transition Report on Form 10-K

         [   ]  Transition Report on Form 20-F

         [   ]  Transition Report on Form 11-K

         [   ]  Transition Report on Form 10-Q

         [   ]  Transition Report on Form N-SAR

         For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

         Full Name of Registrant:  Outlook Group Corp.

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number):
         1180 American Drive

         City, State and Zip Code:  Neenah, Wisconsin 54956

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [n/a]

Part III--Narrative


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is requesting an extension to properly complete its Form 10-K for the fiscal year ended May 31, 2005. The Registrant expects to have the report filed within the 15 calendar-day period after the original due date. As a result of the change in the Registrant's independent public accountants during the fiscal year, additional coordination has been necessary between the former certified public accountants and the new certified public accountants. Because of changes in staffing and the unexpected unavailability of certain personnel at our former auditors as preparation of the 10-K was being completed, certain matters and procedures required prior to filing of the Form 10-K have not yet been completed.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Paul M. Drewek
 (Name)

(920)722-2333
 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


         [X] Yes           [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Registrant's earnings release for the fourth quarter and fiscal year, it reported net sales of $75.6 million for the fiscal 2005, as compared to $72.8 million for fiscal 2004. It also reported net earnings per share (diluted) $0.54 for fiscal 2005, as compared to $0.32 for fiscal 2004. Net earnings per share for fiscal 2005 include $0.21 per diluted share related to recovery on a customer note that was written off in prior years

                               OUTLOOK GROUP CORP.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 29, 2005                   By:   /s/ Paul M. Drewek
                                                --------------------------------
                                          Name:  Paul M. Drewek
                                          Title: Chief Financial Officer

                                      -3-